MARINA BIOTECH, INC.

P.O. box 1559

Bothell, WA 98041

425-892-4322

September 12, 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Marina Biotech, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed August 5, 2014 Form 10-Q for the Quarter Ended June 30, 2014 Filed August 19, 2014 File No. 000-13789

Dear Mr. Rosenberg:

This letter is being furnished in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated September 9, 2014 to J. Michael French, our President and Chief Executive Officer (the “Comment Letter”), with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”)and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Form 10-Q”), in each case filed by Marina Biotech, Inc. (the “Company”). The responses set forth below have been organized in the same manner in which the Staff’s comments and headings were organized in the Comment Letter.

Form 10-Q for the Quarter Ended June 30, 2014

Item 4 – Controls and Procedures, page 16

1.	Please tell us how you determined that your disclosure controls and procedures are effective as of June 30, 2014 considering the material weaknesses discussed in the 2013 Form 10-K have not been remediated.

Response

As noted in paragraph (b) of Item 4 of Part I of the Form 10-Q, management reported to the Board of Directors of the Company and the Audit Committee thereof material weaknesses described under the heading “Management Report on Internal Control contained in Item 9A of the Form 10-K, which material weaknesses had not been remediated as of June 30, 2014. As a result, following an evaluation, the principal executive officer and the principal financial officer of the Company determined that the Company’s disclosure controls and procedures were not effective as of June 30, 2014. Any assertion to the contrary in paragraph (a) of Item 4 of Part I of the Form 10-Q is in error. In response to the Staff’s comments, we propose to amend the Form 10-Q to delete the last sentence of paragraph (a) of Item 4 of Part I of the Form 10-Q in its entirety and to replace such sentence with the following:

“Management identified material weaknesses in internal control over financial reporting as described under the heading “Management Report on Internal Control” contained in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), which have not been remediated, and therefore our principal executive officer and our principal financial officer concluded that, as of June 30, 2014, our disclosure controls and procedures were not effective.”

In accordance with the Comment Letter request we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Staff as set forth in the Comment Letter. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call Michael T. Campoli of Pryor Cashman LLP, our outside counsel, at 212-326-0468.

Sincerely,

/s/ J. Michael French

J. Michael French President and Chief Executive Officer

CC:	Lawrence Remmel Esq., Pryor Cashman LLP Scott M. Goodwin, CPA, Wolf & Company, P.C.